March 15, 2011

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          National Beverage Corp.
Annual Report on Form 10-K for the Fiscal Year Ended May 1, 2010
And Documents Incorporated by Reference
Filed July 15, 2010
File No. 001-14170

Dear Mr. Reynolds:

On behalf of National Beverage Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission in its letter dated February 17, 2011.

Form 10-K for the fiscal year ended May 1, 2010

General

1.	We note that you have not included all of the exhibits or schedules to Exhibit 10.16. Please confirm that you will file a complete copy of this exhibit with your next Exchange Act periodic report.

Response

The Company previously filed its Second Amended and Restated Credit Agreement and included those exhibits and schedules which it believed were material.  Nonetheless, the Company has re-filed a copy of its Second Amended and Restated Credit Agreement with its Form 10-Q for the quarterly period ended January 29, 2011 as Exhibit 10.1.  Such Exhibit included all schedules and exhibits to the Credit Agreement.

Mr. John Reynolds
March 15, 2011

Definitive Proxy Statement on Schedule 14A filed August 27, 2010

General

2.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

The Company did not include disclosure in response to Item 402(s) of Regulation S-K because it concluded that the risks related to its compensation policies and practices were not reasonably likely to have a material adverse effect on our business.  Management, in conjunction with the Compensation and Stock Option Committee, reached this conclusion after reviewing our policies and practices with respect to each compensation component, including base salary, cash incentive bonuses and share-based compensation.  Some of the factors which mitigate risk and support this conclusion are described below.

As described under “Base Salary” on page 9, changes to base salaries, if any, are affected primarily by individual performance as reviewed by the Compensation and Stock Option Committee, and overall compensation levels are considered in light of compensation data for individuals holding similar positions at other companies.

As described under “Annual Bonuses” on page 10, the Chief Executive Officer and the Compensation and Stock Option Committee consider the Company’s overall performance and each individual’s performance when determining the amount of bonus to award.  In addition, there is no predefined written plan, which is acknowledged by the recipient with respect to performance measures, that obligates the Company to pay an annual bonus, and the Compensation and Stock Option Committee retains absolute discretion to award bonuses and to determine the amount of such bonuses.  As such, bonuses are not determined by formulaic metrics which could be readily manipulated to enhance current payouts at the detriment of the long-term objectives of the Company.

As described under “Share-Based Compensation (Long-Term Incentive Plans)” on page 10, the Company’s long-term incentive programs are generally intended to reward executives only if value is created for shareholders over time.  Accordingly, options granted under the Company’s stock option plans vest over a minimum of five years and, in the case of the KEEP Program, require the participant to purchase the Company’s common stock on the open market to be eligible for an option grant, thus further aligning the interests of the Company’s executives with those of its shareholders.

Mr. John Reynolds
March 15, 2011

Executive Compensation and Other Information, page 8

3.
We note the revised disclosure on page 12 and placement of all of your CEO’s and CFO’s compensation in the All Other Compensation column.  We refer you to your response letter dated March 20, 2009 with respect to the Form 10-K for the fiscal year ended May 3, 2008.  It is unclear if the elements, objectives and other factors relating to the CEO and CFO compensation are the same as or similar to those of the other named executive officers’ compensation, or if they are irrelevant because the CEO’s and CFO’s compensation is based solely on the 1% management fee.  If their compensation is based solely on the 1% fee and not on the compensation program, please revise the Compensation Discussion and Analysis to so state.  In this regard, we note the statement on page 16 that CMA is paid 1% of your net sales “plus incentive compensation based upon certain factors to be determined by the Compensation and Stock Option Committee of the Board.”

Response

As set forth in footnote 1 to the “Summary Compensation Table” on page 12, Mr. Nick A. Caporella, our Chairman and Chief Executive Officer, and Mr. George R. Bracken, our Senior Vice President-Finance, do not receive any cash compensation from the Company, but rather are paid by CMA.  Since this compensation is funded from the management fees paid to CMA, many of the factors discussed in “Executive Compensation and Other Information” are not applicable to them.  CMA, in its sole discretion, determines the compensation of its employees, including Messrs. Nick A. Caporella and Bracken.

With respect to incentive compensation that may by earned by CMA, in future filings the Company will replace the fifth sentence of the second paragraph of “Certain Relationships and Related Party Transactions” with the following:

The management agreement provides that the Company will pay CMA an annual base fee equal to one percent of the consolidated net sales of the Company, and further provides that the Compensation and Stock Option Committee of the Board of Directors may from time to time award additional incentive compensation to CMA. No incentive compensation has been paid from the inception of the agreement through fiscal year 2010.

Mr. John Reynolds
March 15, 2011

4.
We note the statement on page 12 that CMA “compensates senior corporate management, each of whom are responsible for critical corporate functions.” You also state in footnote one to the summary compensation table that these “other senior corporate personnel are not required to be included in the table above.”  Please confirm, if true, that Messrs. Knecht, McCoy and Joseph Caporella receive no payments from CMA, and advise us to what extent the other senior corporate personnel responsible for critical corporate functions are significant employees under item 401(c) of Regulation S-K.  We may have further comment.

Response

The Company confirms that Messrs. Knecht, McCoy and Joseph G. Caporella are employed directly by National Beverage Corp. and no amounts are paid by CMA for their services rendered to the Company, and further advises the Staff that the Company does not consider the "other senior corporate management" and "other senior corporate personnel" referred to in the Company's disclosure to qualify either as "executive officers" under Rule 405 of the Securities Act or "officers" under Rule 16a-1(f).  Such personnel are not in charge of principal business units, divisions or functions and do not otherwise have a significant policy-making role in the enterprise.  In addition, while the Company highly values the services provided by such personnel, it does not view such services as amounting to "significant contributions to the business" of National Beverage Corp., and as such, does not believe that biographical information for such personnel is required to be disclosed under Regulation S-K, Item 401(c).  In future disclosure, we will replace the phrase "…each of whom are responsible for critical corporate functions of the Company" with the phrase “… who provide management, administrative and creative functions to the Company”.

5.
We note the reference to perquisites on page 11 and the statement that you do not provide “any additional perquisites to the Executive Officers, other than a car allowance.”  We also note, however, the statement on page 16 that CMA is a joint owner “of an aircraft used by the Company.”  Please advise regarding the applicability of Item 402(c)(2)(ix) of Regulation S-K.

Response

Company policy prohibits personal use of Company assets, including personal use in connection with the Company’s utilization of the jointly owned aircraft.  Accordingly, the Company believes it has no disclosure pursuant to Item 402(c)(2)(ix) of Regulation S-K.

Mr. John Reynolds
March 15, 2011

Items 2.02 and 9.01 on Form 8-K filed December 10, 2010

Exhibit 99.1

6.
We note your presentation of EBITDA for the trailing twelve months in your earnings releases’ for the first and second fiscal quarters ended July 31, 2010 (Form 8-K filed September 10, 2010) and October 30, 2010 (Form 8-K filed December 10, 2010).  This appears to be non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission rules, nor appears to be required by a system of regulation that is applicable to the Company.  To the extent you disclose or release publicly any material information that includes a non-GAAP measure in the future, please confirm to us that you will comply with the applicable non-GAAP requirements (i.e., Regulation G or Item 10(e) of Regulation S-K), including the requirement to label the measure as non-GAAP and provide a quantitative reconciliation to the most comparable GAAP measure.  Also provide us with quantitative reconciliations to EBITDA of $21.5 million for the quarter ended July 31, 2010 and $69.7 million for the trailing twelve months ended October 30, 2010.

Response

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP”).  Management believes, however, that certain non-GAAP financial measures, such as EBITDA, may provide users of this financial information with additional insights into the operating performance of the business and to also serve as a widely accepted measure for comparing operating performance with other companies with different capital structures.

The Company confirms to the Staff that should it disclose or release any material information that includes a non-GAAP measure in the future, the Company will fully comply with the applicable non-GAAP requirements (i.e., Regulation G or Item 10(e) of Regulation S-K), including the requirement to label the measure as non-GAAP and to provide a quantitative reconciliation to the most comparable GAAP measure.

As requested, quantitative reconciliations to EBITDA for the quarterly period ended July 31, 2010 and for the trailing twelve months ended October 30, 2010 are provided on the following page.

Mr. John Reynolds
March 15, 2011

Reconciliation of Net Income (GAAP) to EBITDA (Non-GAAP)
(In Thousands)
	Quarter ended July 31, 2010	Trailing Twelve Months ended October 30, 2010

Net income (GAAP)	$12,053	$36,996
Interest expense	31	114
Interest income	(28)	(156)
Provision for income taxes	6,663	20,822
Depreciation & amortization	2,784	11,953
EBITDA (Non-GAAP)	$21,503	$69,729

*****
In addition to management’s responses set forth herein above, we also confirm and acknowledge to the Commission that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions in connection with the foregoing responses, please contact me via e-mail at dmccoy@nationalbeverage.com or via telephone at (954) 581-0922.

Very truly yours,

/s/ Dean A. McCoy

Dean A. McCoy
Senior Vice President and Chief Accounting Officer